Exhibit 7

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	IFRS	IFRS	IFRS	IFRS	IFRS
	2008	2009	2010	2011	2012

Total interest expense from the banking operations	85,969	67,475	55,011	51,200	48,119
Other interest expenses	978	716	183	149	326
Interest credited on investment contracts and universal life-type contracts (FAS 97)	(709)	(1,336)	353	339	492

Total interest expense	86,238	66,855	55,547	51,688	48,937

Capitalized interest during construction	1	98	0	—	—

Total Charges	86,239	66,953	55,547	51,688	48,937

Dividend in preference shares	—	—	—	—	—
Dividend in preference shares—TIER1 capital	—	—	—	—	—

Total Charges inclusive Dividend in preference shares	86,239	66,953	55,547	51,688	48,937

Pre tax profit	(4,886)	(3,030)	3,053	4,038	3,040
Total interest expense	86,239	66,855	55,547	51,688	48,937
Losses from investments accounted under the equity method	(469)	(582)	(30)	(33)	(157)

Total	84,284	64,748	58,570	55,693	51,820

Earnings to Fixed Charges:
Including Interest on Deposits	0.98	0.97	1.05	1.08	1.06
Earnings to Combined Fixed Charges and Preferred Stock
Dividend:
Including Interest on Deposits	0.98	0.97	1.05	1.08	1.06

*	the figures over 2010 and 2011 are restated